UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: January 16, 2020

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes   ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes   ☐            No   ☒

Information Contained in this Report on Form 6-K

Results of the Annual Meeting of Stockholders

On December 19, 2019, the Company held its 2019 Annual Meeting of Stockholders (the “Annual Meeting”). The record date for the Annual Meeting was November 14, 2019. Set forth below are the matters acted upon by the stockholders, and the final voting results of each such proposal.

1.	Election of Class B Directors. The Company’s stockholders voted to elect Shunji Sasada and Spyridon Magoulas as Class B Directors of the Company, whose terms, upon election, will expire in 2022.

2.

Ratification of appointment of PricewaterhouseCoopers. The Company’s stockholders voted to ratify the appointment of PricewaterhouseCoopers as the Company’s independent public accountants for the fiscal year ending December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou

Angeliki Frangou
Chief Executive Officer
Date: January 16, 2020